Ballard Power Systems Inc.

News Release

Ballard Announces Closing of U.S. Offering

For Immediate Release – October 9, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the closing of its previously-announced underwritten offering (the “Offering”) of 10,350,000 units at a price of U.S. $1.40 per unit, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares and warrants to cover over-allotments.

Each unit in the Offering is comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a five-year term and an exercise price of U.S. $2.00 per share.

Gross proceeds from the Offering are approximately U.S. $14.5 million. Net proceeds to Ballard from the Offering are expected to be approximately U.S. $13.4 million, after deducting underwriting discounts, commissions and other estimated offering expenses.

Proceeds from the Offering will be used to fund working capital requirements, support continued growth as well as for other general corporate purposes.

Cowen and Company, LLC acted as the sole book-running manager of the Offering and Lake Street Capital Markets acted as co-manager.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements regarding Ballard’s continued growth and cash flow, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company’s Prospectus and registration statement and Supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company’s condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com